Exhibit 99.8

ABAXX TECHNOLOGIES INC.

MANAGEMENT’S DISCUSSION & ANALYSIS

YEARS ENDED
DECEMBER 31, 2021, AND 2020

(EXPRESSED IN CANADIAN DOLLARS)

Abaxx Technologies Inc. Management’s Discussion and Analysis For the year ended December 31, 2021 Dated March 31, 2022

Introduction

The following Management’s Discussion and Analysis (“MD&A”) of the financial condition and results of the operations of Abaxx Technologies Inc. (the “Company” or “Abaxx”) constitutes management’s review of the factors that affected the Company’s financial and operating performance for the year ended December 31, 2021. This discussion should be read in conjunction with consolidated financial statements for December 31, 2021, together with the notes thereto (the “Financial Statements”). This MD&A is dated as of March 31, 2022, unless otherwise indicated.

Unless otherwise indicated and as hereinafter provided, all financial information contained in this MD&A, and the Company’s Annual Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). Unless otherwise noted in this MD&A; all monetary amounts are expressed in Canadian dollars, and “we”, “us”, “our”, or the “Company” refer to Abaxx Technologies Inc. and its direct and indirect subsidiaries.

Certain statements in this MD&A constitute forward-looking statements or forward-looking information within the meaning of applicable securities laws. You should read carefully; the “Cautionary Note Regarding Forward-looking Statements” section in this MD&A and should not place undue reliance on any such forward-looking statements.

Abaxx Technologies Inc. (“Abaxx” or the “Company”) is a company incorporated under the Alberta Business Corporations Act. Its corporate headquarters is located at 18 King Street East, Suite 902, Toronto, Ontario, M5C 1C4 and the registered office of the Company is 1250, 639 – 5th Avenue S.W., Calgary, AB T2P 0M9. The issued and outstanding common shares are listed and posted for trading on the NEO Exchange Inc. (the “NEO”) under the symbol “ABXX” and the OTCQX Market under the symbol “ABXXF”.

Caution Regarding Forward-Looking Statements

This MD&A contains forward-looking statements about the Company’s objectives, plans, goals, aspirations, strategies, financial condition, results of operations, cash flows, performance, prospects, opportunities, and legal and regulatory matters. Specific forward-looking statements in this MD&A include, but are not limited to, statements with respect to the Company’s anticipated future results, events, plans, strategic initiatives, future liquidity, and planned capital investments.

Forward-looking statements are typically identified by words such as “expect”, “anticipate”, “believe”, “foresee”, “could”, “estimate”, “goal”, “intend”, “plan”, “seek”, “strive”, “will”, “may”, “maintain”, “achieve”, “grow”, “should” and similar expressions, as they relate to the Company and its management. Forward-looking statements reflect the Company’s current estimates, beliefs, and assumptions, which are based on management’s perception of historical trends, current conditions and expected future developments, as well as other factors it believes are appropriate in the circumstances. The Company’s expectation of operating and financial performance in 2022 is based on certain assumptions including assumptions about operational growth, anticipated cost savings, operating efficiencies, anticipated benefits from strategic initiatives, future liquidity, and planned capital investments. The Company’s estimates, beliefs and assumptions are inherently subject to significant business, economic, competitive, and other uncertainties, and contingencies regarding future events and as such, are subject to change. The Company can give no assurance that such estimates, beliefs, and assumptions will prove to be correct.

Abaxx Technologies Inc. Management’s Discussion and Analysis For the year ended December 31, 2021 Dated March 31, 2022

Numerous risks and uncertainties could cause the Company’s actual results to differ materially from those expressed, implied, or projected in the forward-looking statements. Such risks and uncertainties include:

●	the nature of the business and industries that Company competes in;

●	limited assets, available funds, currency risk, absence of dividends, additional financing requirements and anticipated use of those funds;

●	the operational management of the Company by it’s directors, officers and insiders, reliance on key personnel, and limited management experience, conflict of interests with directors and management;

●	the future growth, results of operations, performance, products, competition, slow acceptance of products, growth, and business prospects and opportunities of Abaxx;

●	the ability of Abaxx to satisfy all conditions precedent and obtain all regulatory approvals

●	whether Abaxx will be able to execute its business strategy successfully such that the future growth, results of operations, performance and business prospects and opportunities of Abaxx, will be as anticipated;

●	Reporting Issuer Risk including Risks related to volatility of share price, and fluctuation of operating results;

●	risks related to regulation by governmental authorities including political & regulatory risks;

●	operations in foreign jurisdictions;

●	protection of Abaxx Tech Software and IP portfolio, cybersecurity threats, server, system software failures or reliance on technical infrastructure and hacking;

●	clearing house failure or the inadequacies of risk management procedures and facility developments;

●	COVID 19 pandemic;

●	the availability of financing opportunities and risks associated with general economic and financial conditions as well as those risks related to political insurrection and war ;

●	the speculative and competitive nature of the technology sector;

●	limited operating history and share price fluctuations;

●	use and Storage of Personal Information and Compliance with Privacy Laws permits, contract, licenses political and regulatory risk;

●	technical obsolescence and failure by third party vendors of technologies

●	tax consequences;

●	environmental regulations and liability;

●	third party risk, erroneous transactions and human error;

●	non-availability of insurance;

●	loss of key employees, as well as the risk caused by the inability to access and deploy available human resources competitively

●	anthropogenic risks and risks related to the development of carbon markets, including related financial trading instruments that could be susceptible to corruption and other integrity risks.

●	risks of hiring skilled technically proficient staff and their supervision

●	software development risk and risk of technological change

●	acquisition risk

Abaxx Technologies Inc. Management’s Discussion and Analysis For the year ended December 31, 2021 Dated March 31, 2022

●	limited market for securities

●	risks associated with carbon markets

●	lawsuits and other legal proceedings and challenges; and

●	other factors beyond the Company’s control.

The above is not an exhaustive list of the factors that may affect the Company’s forward-looking statements. Other risks and uncertainties not presently known to the Company or that the Company presently believes are not material could also cause actual results or events to differ materially from those expressed in its forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect the Company’s expectations only as of the date of this MD&A. Except as required by law, the Company does not undertake to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Our Strategy

Abaxx is a development-stage financial technology company that has created proprietary technological infrastructure for both global commodity exchanges and the digital marketplace. The company’s proprietary technology is aimed at increasing transaction velocity, data security, and facilitating improved risk management for commodity exchanges, including Abaxx’s majority- owned subsidiary, Abaxx Singapore Pte. Ltd. (“AEX”, or “Abaxx Exchange”), which operates a commodity futures exchange that is seeking final regulatory approvals as a Recognized Market Operator (“RMO”) and Approved Clearing House (“ACH”) with the Monetary Authority of Singapore (“MAS”). Abaxx is a technology company engaged in development and deployment of trust enabling Internet protocols. The Abaxx corporate mandate includes accelerating commerce and reducing exposure to risk in targeted global industries. Abaxx commenced its business operations in January 2018.

The Company has developed a business strategy comprised of core components: (i) investing in new internet communication protocols and proprietary financial software architecture with a vision for global commodity market trading; and (ii) commercializing the majority-owned commodity futures exchange and clearing house utilizing Abaxx technology, including foundational products in new liquified natural gas (“LNG”) benchmark contracts, a new market structure vision for precious metals and battery metals markets, and new initiatives for enhancing Environmental, Social, and Governance (“ESG”) related markets and data. Consistent with its innovative and fresh approach, Abaxx is listed on the NEO Exchange (NEO:ABXX) as well as the OTCQX (OTCQX:ABXXF), and provides its shareholders with the potential for significant long-term value creation.

The Company is also developing new proprietary software and middleware as well as adding some third-party vendor technology to its existing suite. This software augments and provides additional functionalities previously unavailable. These additional modifications will be suitable for Abaxx Exchange and Clearing operations, and will provide an excellent opportunity for alpha testing prior to full operational abilities.

The Abaxx vision for Global Commodity Market Trading Infrastructure 3.0, which Abaxx describes as the “Commoditization of Trust®”, is a software architecture which is natively comprised of emerging software technologies which utilize novel machine learning and blockchain-like algorithms including deep learning and natural language processing (“DL/NPL”), self-sovereign digital identity (“ssdID”), encrypted content-addressing distributed file systems, smart contracting languages and protocols, and distributed ledger and decentralized datastore technology (DLT/DDS).

Abaxx Technologies Inc. Management’s Discussion and Analysis For the year ended December 31, 2021 Dated March 31, 2022

As a development stage business, the Company has generated eleven (11) process and software user interface patent applications. The Company has also engineered a foundational internet ssdID and messaging protocol called “ID++”, and developed alpha-stage software applications (e.g., Abaxx Console) using the Commoditization of Trust architecture in the fields of:

●	ssdID based verified-credential management, authentication, and identity and access management (IDAM);

●	end-to-end encrypted and compliant financial messaging and video chat, with enhanced deep learning and natural language processing applications;

●	multi-cloud storage of financial data using encrypted content-addressing distributed file systems;

●	ssdID-enabled electronic document and smart contract signing; and

●	digital-contract custody and other financial workflow management applications.

Abaxx intends to commercialize its software technology suite and the Software and IP Portfolio through business to business (“B2B”) strategic partnerships, where emerging technologies can be applied to specific markets heavily reliant on transactional transparency, transaction execution velocity, and compliance with stringent data regulation requirements.

Abaxx Technologies currently holds a gross revenue royalty over AEX in exchange for the licensed use of its proprietary software (including use of its intellectual property and), seeks to expand this software licensing and intellectual property royalty model into other financial service segments. While Abaxx expects to generate revenue from the licensure of its software and royalties via Abaxx Technologies, Abaxx is still in its development stage, and does not currently generate substantial revenue.

Business Overview

The following is a summary of the general development of the Company’s business over the last two years:

On January 8, 2020, Abaxx was assigned interest in the following United States patent applications pursuant to an assignment agreement dated January 8, 2020: (1) Patent Application No. 16/708,405; (2) Patent Application No. 16/708/398; (3) Patent Application No. 16/708,377; (4) Patent Application No. 16/708,265; (5) Patent Application No. 16/706,457; (6) Patent Application No. 16/706,586; (7) Patent Application No. 16/703,726; (8) Patent Application No. 16/684,522; and (9) Patent Application No. 16/692,211 (collectively, the “Assigned U.S. Patents”).

On August 1, 2020, Abaxx assigned the Assigned U.S. Patents to Abaxx Corp under individual assignment agreements each dated as of August 1, 2020.

Abaxx Technologies Inc. Management’s Discussion and Analysis For the year ended December 31, 2021 Dated March 31, 2022

On July 14, 2020, New Millennium Iron Corp. (“New Millennium”) entered into a letter of intent with Abaxx Technologies Inc. whereby New Millennium, 12404206 Canada Inc., and Abaxx would enter into a three-cornered business combination, share exchange, plan of arrangement or such other transaction structure that would result in the acquisition of all the of the issued and outstanding Abaxx common shares, Abaxx warrants and Abaxx options by New Millennium.

On July 24, 2020, Abaxx completed the first tranche of the Pre-Listing Abaxx Financing of 1,039,059 Abaxx Common Shares at a price of $0.99 per Abaxx Common Share for gross proceeds of $1,027,500.

On July 31, 2020, Abaxx completed the second tranche of the Pre-Listing Abaxx Financing of 1,067,476 Abaxx Common Shares at a price of $0.99 per Abaxx Common Share for gross proceeds of $1,055,600.

On September 7, 2020, AEX received approval-in-principle from the Monetary Authority of Singapore (“MAS”) to act as a recognized market operator (“RMO”) for Abaxx Exchange. The outstanding deliverables required by AEX to receive final approval with respect to the RMO for Abaxx Exchange relate to providing MAS evidence of financial resources as well as submission of complete product checklists. AEX expects the outstanding deliverables can be satisfactory and in sync with plans to begin testing of its Abaxx Exchange platform.

On September 11, 2020, Abaxx completed the third and final tranche of the Pre-Listing Abaxx Financing of 3,819,037, Abaxx Common Shares at a price of $0.99 per Abaxx Common Shares for gross proceeds of $3,104,116. In addition, Abaxx issued 242,700 Abaxx Common Shares to certain consultants of Abaxx for services rendered. Each Abaxx Common Share issued to the consultants carried a deemed value of $0.99 per Abaxx Common Share.

On September 14, 2020, Abaxx was assigned interests in the following PCT patent applications pursuant to assignment agreements dated September 14, 2020: (1) International Application No. PCT/US2019/045158; (2) International Application No. PCT/US2019/061863; and (3) International Application No. PCT/US2019/045170 (the “Assigned PCT Patents”).

On September 15, 2020, Abaxx assigned the Assigned PCT Patents to Abaxx Corp under individual assignment agreements each dated as of September 15, 2020.

On September 18, 2020, New Millennium and Abaxx entered into a definitive agreement which superseded the letter of intent. Pursuant to the definitive agreement, New Millennium indirectly acquired all of the issued and outstanding Abaxx Common Shares through a reverse take-over transaction. New Millennium would rename itself to Abaxx on December 14, 2020, pursuant to the reverse take-over.

On December 11, 2020, Abaxx issued 438,927 Abaxx Common Shares to certain consultants and service providers of Abaxx for settlement of an aggregate of $434,055 of indebtedness. Each Abaxx Common Share issued to consultants and service providers carried a deemed value of $0.99 per Abaxx Common Share. In addition, Abaxx issued 151,688 Abaxx Common Shares to consultants for settlement of an aggregate of $150,000 of indebtedness. Each Abaxx Common Share issued as aforementioned above carried a deemed value of $0.99 per Abaxx Common Share.

Abaxx Technologies Inc. Management’s Discussion and Analysis For the year ended December 31, 2021 Dated March 31, 2022

On December 14, 2020, Abaxx successfully completed its reverse take-over (RTO) transaction with New Millennium.

On December 17, 2020, Abaxx received final approval to be listed on the Aequitas NEO Exchange and subsequently began trading on the NEO on December 18, 2020, under the symbol “ABXX”.

On February 11, 2021, the Company through its wholly owned subsidiary Abaxx Technologies Corp. acquired 673,360 Class C preference shares, representing a 2.68% equity voting stake in AirCarbon Pte. Ltd (“AirCarbon”) for total consideration of USD $500,000 ($635,600). The Company also acquired an option to purchase a minimum of 1,346,720 additional common shares and when added to the initial investment, up to a maximum of 10% of the issued share capital of AirCarbon, for an agreed price of USD $0.742545 per share. The Company exercised this option on July 14, 2021.

On May 14, 2021, the Company completed a public offering of its shares, raising gross proceeds of $24,725,023 through the issuance of 6,506,585 units at a price of $3.80 per unit. Each unit is comprised of one common share and one-half common share purchase warrant. Each warrant entitles the holder to purchase one additional common share at an exercise price of $5.10 on or before May 14, 2023.

On August 25, 2021, the Company received an approval in principle for its Approved Clearing House business (conducted through Abaxx’s wholly-owned Singaporean subsidiary, Abaxx Clearing Pte Ltd) from the MAS. Abaxx does not view the remaining steps for obtaining a final approval as significant and anticipates completion in the near future in synchronization with the complete launch of its technology suite, and on-boarding of FCM’s. This complements the approval in principle already obtained to operate an RMO.

Abaxx is also the owner of the LabMag and KeMag iron ore assets, which were assets owned by New Millenium Iron Corp. and continue to be held by Abaxx subsequent to the reverse take-over of New Millennium Iron Corp. The Company is not undertaking any iron ore development due to the Company’s technology focused plan. Although the Company does not believe that the LabMag and KeMag iron ore assets have material value at the present time, during the quarter ended June 30, 2021, the Company developed an understanding that the market for “green” commodities may evolve to include certain types of iron ore deposits which could result in an increase in value of the LabMag and KeMag iron ore assets. In particular, the LabMag and KeMag iron ore assets are “taconite” iron ore assets. The processing of taconite iron ore involves the production of iron ore pellets which can be optimal feedstock for electric arc furnaces. Electric arc furnaces can produce steel with lower carbon dioxide emissions than conventional blast furnace steel production, hence the potential to characterize taconite iron ore assets as a green commodity.

At this juncture the Company intends to maintain the LabMag and KeMag properties in good standing and continue to assess developments in the taconite iron ore market. The Company may entertain offers from third parties to dispose of or entered into a joint venture relating to these iron ore assets. The ability of the Company to monetize the iron ore assets on terms which are economic or at all is virtually entirely dependent on (i) iron ore commodity prices in general, and (ii) demand for taconite iron ore as a green commodity for use in lower carbon dioxide electric arc furnace steel production. Large scale demand does not exist for iron ore green commodities at the present time, and it is not possible to determine the outcome or value which could result from any monetization of the LabMag and KeMag iron ore assets. In addition, the processing of taconite iron ore involves various types of processing and feedstock metallurgical characteristics which are not entirely certain at this time.

Abaxx Technologies Inc. Management’s Discussion and Analysis For the year ended December 31, 2021 Dated March 31, 2022

As a result, it cannot be assured that production of the LabMag and KeMag iron ore assets can be achieved on a commercial basis or at all.

Key Events of 2020 and 2021

Subsequent to the successful completion of the reverse take-over transaction with New Millennium, on December 18th, 2020, Abaxx announced the listing of Abaxx on Canada’s NEO Stock Exchange listing under the symbol ABXX, also accessible to American resident investors over the counter (“OTC”) as ABXXF, with applications filed to begin trading in the United States (“US”) under a more formal OTCQX listing sponsored by a US based financial institution. The Company has started a review of additional senior stock exchange listings to provide increased access to global investors as the Company prepares to launch the AEX.

Abaxx Exchange is awaiting regulatory approvals as a Recognized Market Operator (“RMO”) and Approved Clearing House (“ACH”) with the Monetary Authority of Singapore (“MAS”). On September 7, 2020, Abaxx received Approval in Principle of its RMO application, subject to various terms and conditions. The Company is in frequent contact with the MAS and is working toward the completion of the Approval in Principle process for an ACH licence in the near term, with the commencement of the commercial launch phase thereafter. Planning meetings are ongoing with participants and members ahead of the launch.

Fortuitously, our approach of product and technology design driven by close collaboration with market participants over the past financial year is proving successful in that the solutions Abaxx have in testing, have the potential to resolve many of the problems in the global economy today. Abaxx is strategically positioning for the future of clean energy security, and in support of the energy transition by implementing our plan enabling the organization and standardization of the terms of trade and for market participants to trade commodities based on their ESG-attributes. This is a foundational principle of developing what Abaxx refer to as Smarter Markets, which encompasses three primary components including commodity contract design; technology innovation; and environmental, social and governance (ESG) considerations.

The Abaxx command console suite of software applications is commencing alpha testing and pilot projects are in formulation including but not limited to implementing Measurement, Verification and Reporting (MVR) activities related to ESG externality pricing considerations in the exchange business. In accordance with the Abaxx vision and the second stage of the business plan, these tools are designed and will be commercialized broadly for use in multiple commerce and marketplace segments that will benefit from increased data privacy, security, digital identity, multi- party signature, document management and custody.

We are preparing to launch the first commercial phase for Abaxx, where continuous improvements in software technology and better coordination and transparency of market activities can enable participants to advance the needs of both commodity markets specifically and society as a whole. Fundamentally, the vision that Abaxx has heavily invested in over the past quarters is well-timed and well-aligned with the accelerating economic priorities of the global energy transition, in addition to capital market demands for increased transparency around environmental, social, and governance (“ESG”) risks and opportunities.

Abaxx is leading the formation of a new venture, Base Carbon Corp. (“Base Carbon”). Base (for the Benefit of Air, Sea, Earth) Carbon is an independent company with its own balance sheet, and it has successfully executed several fundraising rounds. The Base Carbon platform is being assembled with experienced management, existing revenue streams, and a pipeline of future business.

Base Carbon will be a globally diversified asset development firm in the business of sourcing, financing, developing, and trading carbon credits. Base Carbon’s mandate is to be the preferred carbon project partner for financing, streaming, technology, and access to markets. Base Carbon is an early-stage business with revenue streams that are still being developed.

Abaxx Technologies Inc. Management’s Discussion and Analysis For the year ended December 31, 2021 Dated March 31, 2022

Abaxx Technology Crop. was a founding shareholder of Base Carbon and at December 31, 2021, held approximately 19.7% of shares outstanding that was acquired for $3.1 million. The Company reports its investment in Base Carbon under the equity method of accounting, due to the Company’s significant influence.

Base Carbon successful executed several key steps in its strategic plan and these included:

On December 7, 2021, Base Carbon completed a syndicated brokered private placement of 44,999,800 common shares for gross proceeds of $49,999,800.

On February 23, 2022, Base Carbon completed a reverse take-over transaction (“RTO”) pursuant to the terms and conditions of an RTO agreement.

On March 3, 2022, Base Carbon made its public market debut by listing and trading under the symbol “BCBN” on the NEO Exchange. The NEO Exchange is a Tier 1 stock exchange in Canada, and has been operational since June 2015. Base Carbon filed a listing statement in accordance with the policies of the NEO Exchange.

The Company has a royalty agreement with Base Carbon that would pay Abaxx a 2.5% royalty on gross revenue for previous financial assistance and the usage of software it developed. The royalty is indefinite in term and Base Carbon has the right to buy back the royalty upon the payment of US$150 million to Abaxx.

On February 11, 2021, the Company through its wholly owned subsidiary Abaxx Technologies Corp. acquired 673,360 Class C preference shares, representing a 2.68% equity voting stake in AirCarbon Pte. Ltd (“AirCarbon”) for total consideration of USD $500,000 ($635,600).The Company also acquired an option to purchase a minimum of 1,346,720 additional common shares and when added to the initial investment, up to a maximum of 10% of the issued share capital of AirCarbon, for an agreed price of USD $0.742545 per share.

The Company exercised this option on July 14, 2021, by acquiring an additional 1,515,970 class C preference shares for USD $1,125,676 ($1,406,757), increasing Abaxx’s ownership in the company to 7.5% on a fully diluted basis. Subsequent to the exercise of its option in Air Carbon, Abaxx under the terms of an agreement with Base Carbon, transferred 1,488,745 of its Air Carbon shares for cash consideration to Base Carbon at a cost of US$1,105,460 (US$0.742545 per share) resulting in no gain or loss for Abaxx.

On September 17, 2021, the Company filed a preliminary short form base self prospectus that relates to the offering for sale of the securities of Abaxx Technologies Inc., from time to time during the next twenty five month period, to an aggregate amount of up to $50 million.

The Company currently intends to use the net proceeds from the sale of securities for general corporate and working capital requirements, including to fund ongoing operations and/or working capital and minimum regulatory requirements for Abaxx Exchange and Clearing, to repay indebtedness outstanding from time to time, to complete future acquisitions or for other corporate purposes as will be disclosed in a future prospectus supplement relating to the offering of the securities.

On October 22, 2021, the Company through its wholly owned subsidiary Abaxx Technologies Corp. purchased rights to certain preferred shares from an arm’s length party, PrivacyCode Inc (“PrivacyCode”) in the amount of USD $500,000 ($622,400). The convertible note matures on the earlier of i) the liquidity event ii) or the if there is an equity financing the note will automatically convert to preferred shares. The liquidity event is defined as change of control, a direct listing, or an Initial Public Offering.

Overall Performance

The Company has not yet realized profitable operations as revenue streams are still being developed. During the quarter ended December 31, 2021, the Company was able to continue its development activities and maintain a robust balance sheet with a high level of liquidity with working capital of $22.5 million (December 31, 2020, $11.7 million). The Company has cash and cash equivalents and short-term investments of $21.8 million as compared to December 31, 2020, when it had $12 million.

The Company’s loss for the year ended December 31, 2021 (“FY 2021”) was $12.9 million (December 2020 (‘FY 2020”) $10.6 million) and for the quarter ended December 31, 2021(“Q4 2021”) was $3.7 million (December 31, 2020 (“Q4 2020”) $5.6 million), and expects to incur further losses in the development of its business. See below for more details on the Company’s performance.

Abaxx Technologies Inc. Management’s Discussion and Analysis For the year ended December 31, 2021 Dated March 31, 2022

Selected Annual Information

The following table presents select annual consolidated information for the years ended December 31, 2021, 2020 and 2019:

	Year ended December 31,	Year ended December 31,	Year ended December 31,
Selected Annual Information	2021	2020(2)	2019
Total Revenue(1)	-	-	-
Loss from continuing operations:
Loss for the year	$(12,905,032)	$(10,551,238)	$(10,711,939)
On a per-share(1)	(0.19)	(0.27)	(0.24)
On a diluted per-share(1)	(0.19)	(0.27)	(0.24)
Loss attributable to owners of the parent:
Loss for the year	(11,928,768)	(9,381,293)	(8,412,398)
On a per-share(1)	(0.17)	(0.24)	(0.24)
On a diluted per-share(1)	(0.17)	(0.24)	(0.24)
Total assets	29,293,566	17,008,398	5,534,695
Total liabilities	1,352,761	3,211,564	7,199,592
Total shareholders’ equity (deficiency)	27,940,805	13,796,834	(1,664,897)
Distributions or cash dividends declared	-	-	-

Notes:

(1)	For the year ended December 31, 2021, basic and diluted loss per share has been calculated based on the loss attributable to common shareholders and the weighted average number of common shares outstanding of 68,545,651 (December 31, 2020, 39,607,037 and December 31, 2019, 35,422,734). Diluted loss per share did not include the effect of stock options, restricted share units and warrants as they are anti dilutive.
(2)	All figures after December 14, 2020, include New Millennium Iron Corp.

a.	Total Revenue

The Company did not generate any revenue during the year end December 31, 2021, or in the prior year ended December 31, 2020, as revenue streams are still being developed with AEX system launch and regulatory approvals pending.

b.	Loss From Continuing Operations

For the year ended December 31, 2021, the Company recorded an operational loss of $12.9 million (December 31, 2020, $10.6 million loss). Abaxx is a developing technology company and did not generate any revenues during either reported period. The loss was due primarily to its spending on development expenses of $4.8 million (December 31, 2020, $2.7 million), salaries and wages of $2.1 million (December 31, 2020, $1.1 million) and professional fees of $2.6 million (December 31, 2020, $1.9 million). The Company also incurred non-cash stock based compensation expense of $2.6 million (December 31, 2020, $1.4 million).

c.	Total assets

For the year ended December 31, 2021, the Company had total assets of $29.3 million (December 31, 2020, $17 million) and this represents a 72% increase year over year. This increase was due to the Company’s equity raise in Q2 2021, gains on short-term investments, interest income and other income from port usage fees.

Abaxx Technologies Inc. Management’s Discussion and Analysis For the year ended December 31, 2021 Dated March 31, 2022

d.	Total liabilities

For the year ended December 31, 2021, the Company had total liabilities of $1.4 million (December 31, 2020, $3.2 million), or a 58% decrease year over year. During FY 2021, the Company paid professional and listing fees related to the December 14, 2020, reverse take over and go public transaction.

The accounts payable and accrued liabilities at December 31, 2021, consisted of development costs, professional fees and other recurring business expenses. Subsequent to year end, most of these amounts were settled.

e.	Shareholders’ equity

For the year ended December 31, 2021, the Company had Shareholders’ equity of $27.9 million (December 31, 2020, $13.8 million) or a 103% increase year over year. The Company continue to build its operational capabilities, with a long term objective of increasing shareholders value.

f.	Dividend

There have not been any distributions or cash dividends declared per share on any class of shares in any of the three years disclosed in the table above.

Summary of Quarterly Results

IFRS Consolidated Income Statement
Select Data	FY 2021				FY 2020
(Expressed in $000s) except EPS	Q4	Q3	Q2	Q1	Q4(1)	Q3	Q2	Q1
Total Revenue	-	-	-	-	-	-	-	-
Total Expenses	(3,200)	(4,261)	(3,775)	(2,952)	(4,304)	(1,062)	(1,097)	(1,070)
Net Loss Before Tax	(3,671)	(4,347)	(3,291)	(1,597)	(5,606)	(1,600)	(1,855)	(1,490)
Basic and Diluted Loss per Share	(0.05)	(0.06)	(0.04)	(0.02)	(0.14)	(0.03)	(0.04)	(0.03)

Note:

(1)	All figures after December 14, 2020, include New Millennium Iron Corp.

For the three months ended December 31, 2021, compared to the three months ended December 31, 2020, the Company had a decrease in operating expenses of $1.1 million or 26%. This decrease was mainly due to development costs down $0.5 million, professional fees down $1 million, and stock-based compensation down $0.7 million. This decrease was offset by increases in salaries and wages by $0.6 million, administration costs $0.2 million and promotion costs up $0.2 million. These are for ongoing development work in Singapore and Canada entities to meet the Company’s timelines for its various projects.

Abaxx Technologies Inc. Management’s Discussion and Analysis For the year ended December 31, 2021 Dated March 31, 2022

Results of Operations

Basis of Presentation

The following are the consolidated results from operations, for the quarter ended December 31, 2021, and for the year ended December 31, 2021, with comparison to the same periods in 2020.

Consolidated Financial Results

	Q4	Q4	$	%	FY	FY	$	%
(expressed in $000s)	2021	2020	Change	Change	2021	2020	Change	Change
Revenue	-	-	-	0%	-	-	-	0%
Operating Expenses
Research and development	841	1,319	(478)	(36)%	4,850	2,677	(2,173)	(81)%
Salaries and wages	916	254	662	261%	2,111	1,048	(1,063)	(101)%
Professional fees	466	1,426	(960)	(67)%	2,553	1,917	(635)	(33)%
Travel, marketing and promotion	351	128	223	175%	795	243	(553)	(228)%
General and administrative	304	137	166	121%	1,297	217	(1,080)	(498)%
Regulatory expenses	-	6	(6)	(100)%	-	10	10	100%
Share-based compensation	323	1,034	(711)	(69)%	2,583	1,421	(1,162)	(82)%
Total operating expenses	3,200	4,304	(1,104)	(26)%	14,188	7,533	(6,655)	(88)%
Operating loss for the period	(3,200)	(4,304)	1,104	(26)%	(14,188)	(7,533)	6,655	(88)%
Foreign exchange gain	4	747	(743)	(100)%	452	444	(8)	(2)%
Investment income	33	28	5	17%	425	28	(397)	(1,420)%
Gain on fair value of short term investments	(4)	-	(4)	100%	668	-	(668)	100%
Other income	87	-	87	100%	327	-	(327)	100%
Loss on investment under equity method	(382)	-	(382)	100%	(382)	(7)	375	(5,246)%
Fair value adjustment on note receivable	(149)	648	(798)	(123)%	(149)	648	798	123%
Fair value adjustment on derivative liability	-	566	(566)	(100)%	-	989	989	100%
Loss (gain) on investments at fair value	(59)	1,085	(1,144)	(105)%	(59)	1,085	1,144	105%
Listing expense	-	(1,137)	1,137	(100)%	-	(1,137)	(1,137)	100%
Interest and accretion expenses	-	(490)	490	(100)%	-	(2,319)	(2,319)	100%
Impairment of investment in associate	-	(2,749)	2,749	(100)%	-	(2,749)	(2,749)	100%
Net loss for the period	(3,671)	(5,607)	1,936	(35)%	(12,905)	(10,551)	2,354	(22)%

Note:

All figures after December 14, 2020, include New Millennium Iron Corp.

Development

Development expense increased year over year (FY 2021 over FY 2020) by 81% of $2.2 million. The Company has focused its development resources on building out a world class trading platform and clearing house operations. Furthermore, in financial year 2021 (“FY 2021”), the Company moved forward with hiring more technical partners to provide specific development work geared towards launch of the AEX trading platform. Abaxx has made these development investments, with respect to AEX:

●	Building the Exchange: AEX has licensed the necessary software systems to facilitate global order books and market matching and has developed the necessary rulebooks and compliance procedures to operate the exchange.

●	Building the Clearinghouse: Modern clearinghouses also facilitate these transactions and risk calculations via robust software systems. AEX has licensed the necessary software systems to facilitate global order clearing and risk monitoring, and has developed the necessary rulebooks and compliance procedures, and risks analysis monitoring systems to operate the exchange.

Abaxx Technologies Inc. Management’s Discussion and Analysis For the year ended December 31, 2021 Dated March 31, 2022

Salaries and wages

Abaxx is still building its core team of operators, managers, and support staff. During FY2021 staff costs increased by 101% or $1.1 million, when compared to FY 2020, as management continue to align with the right talent to grow with the Company coupled with a slower job market due to the continued effects of the pandemic, especially in the Asia Pacific region. The Company expects salaries and wages will continue to increase in the coming quarters as management aim to hire more skilled staff and move closer to a launch of the Exchange.

Professional fees

For FY2021, professional fees increased by $0.6 million or 33% when compared to FY2020. The Company incurred increased fees for accounting, audit, professional advisors, legal and patent work. These professional fees incurred were towards the Company’s launch of the Exchange and building a proper functioning corporate infrastructure.

Travel, marketing, and promotion

Travel, marketing, and promotion increased by 228% or $0.6 million year over year. The major expenditures related to the development of our corporate brands, investment in marketing the brand, building out investor relations protocols and podcasts such as SmarterMarkets.

General and administrative

During the year ended December 31, 2021, the Company increased it spending on general and administrative expense by $1.1 million or 498%, mainly related to directors and officers’ insurance, public company fees (such as filing fees, AGM costs), key software subscriptions (such as AWS, Microsoft, and Bloomberg), office spaces, internet services, postage, courier, delivery, communications, and office equipment.

Share-based compensation

Share-based compensation expense for FY2021 was $1.2 million or 82% higher than for FY2020. The increase is related to stock options and RUSs granted to employees, and consultants, intended to provide an incentive mechanism to foster the interest of these individuals in the long- term success of the Company.

Loss on investment under equity method

During FY2021, the Company was a founding investor in Base Carbon Inc. and owned approximately 19.7% at December 31, 2021 and shared two common directors that gave it an associate company status under IFRS. Abaxx recorded $0.4 million as a portion of its equity share of Base Carbon’s operating loss for FY 2021. In FY2022, the Company will reassess its accounting for Base Carbon due to a return of capital distribution in Q1 2022, that reduced its ownership stake. See the subsequent event section of this MD&A for further details.

Abaxx Technologies Inc. Management’s Discussion and Analysis For the year ended December 31, 2021 Dated March 31, 2022

Liquidity and Financial Position

Capital Resources

A key element of the Company’s financing strategy is to fund its operations primarily through the issuance of equity instruments. Accordingly, the Company has historically carried manageable amounts of long-term debt.

The Company may enter into credit facilities or other financing arrangements in future periods to capitalize on market opportunities.

The following table summarizes capital resources and cash as of December 31, 2021, and December 31, 2020:

(expressed in $000s)	December 31, 2021	December 31, 2020	$ Change	% Change
Cash and cash equivalents	19,357	8,862	10,495	118%
Short term investments	2,446	3,090	(644)	(21%)
Subscription receivables	119	200	(81)	(41%)
Funds held in trust	70	1,326	(1,256)	(95%)
Other receivables	350	591	(241)	(41%)
Prepaid and other assets	227	54	173	319%
Convertible note receivables	1,274	801	473	59%
Accounts payable and accrued liabilities	(1,353)	(3,212)	1,859	58%
Net Working Capital	22,489	11,712	10,777	92%
Investments at fair value	2,687	2,085	602	29%
Investment in associate	2,765	-	2,765	100%
Tangible Capital	27,941	13,797	14,144	103%

Note:

All figures after December 14, 2020, include New Millennium Iron Corp.

At December 31, 2021, the Company had $21.8 million in cash and cash equivalents and short- term investments, an increase of $9.9 million or 83% over December 31, 2020. The net working capital on December 31, 2021, was $22.5 million which was an increased of $10.8 million or 92% over December 31, 2020. Tangible Capital on December 31, 2021, was $27.9 million, as compared to $13.8 million on December 31, 2020, this was an increase by $14.1 million or 103%.

The overall increase in cash and cash equivalents, net working capital, and tangible capital can be attributed to the Company’s recent equity raise of $23.3 million (net of issue costs) and its continued investment in establishing its operations ($11 million, cash used in year on operating activities), reducing its accounts payable ($1.4 million), investment in AirCarbon ($0.7 million), investment in Base Carbon ($3.1 million) and these outflows were offset by a $0.7 million gain on short-term investments, investment income of $0.4 million and income from use of port facilities

$0.3 million.

The Company continue to maintain a stable liquidity position for the year ended December 31, 2021, with $21.8 million in cash and cash equivalents and short-term investments and net working capital of $22.5 million.

Abaxx Technologies Inc. Management’s Discussion and Analysis For the year ended December 31, 2021 Dated March 31, 2022

The Company believes its net working capital balance is sufficient to fund expected requirements for the next 12 months. These include further development of the exchange platform, marketing expenditures to promote the growth of the business and explore additional opportunities to create shareholder value.

The Company has no significant long-term debt or material contractual payment obligations. As such, working capital can be used for further business development.

Cash Flow Summary

	Q4	Q4	$	%	FY	FY	$	%
(expressed in $000s)	2021	2020	Change	Change	2021	2020	Change	Change
Net cash provided by (used in)
Operating activities	(2,418)	(1,981)	(437)	(22)%	(10,960)	(5,312)	(5,648)	(106)%
Investing activities	(5,488)	7,683	(13,171)	(171)%	(3,011)	7,683	(10,694)	(139)%
Financing activities	306	(746)	1,052	141%	23,768	4,783	18,985	397%
Increase (decrease) in cash and	(7,599)	4,956	(12,556)	(253%)	9,797	7,154	2,643	37%

Note:

All figures after December 14, 2020, include New Millennium Iron Corp.

Operating Activities

For Q4 2021, the Company used $2.4 million in cash for operating activities, an increase of $0.4 million or 22% when compared to Q4 2020. This was due to an operating loss of $3.7 million adjusted for share-based compensation of $0.3 million, foreign exchange gain of $1.1 million, loss on investment in associate $0.4 million, change in fair value of convertible note receivable $0.1 million and accounts payable of $1.4 million, in Q4 2021. The Company continues to invest and build its operational capabilities during the quarter end December 31, 2021.

Investing Activities

The Company made three key investments in Q4 2021 for a total investment of $5.5 million when compared to Q4 2020, where it acquired $7.7 million from the RTO transaction with New Millennium. The Company invested $3.1 million in Base Carbon, $1.9 million in physical gold and $0.6 million in an early stage company, named PrivacyCode.

During the fiscal 2021 year, the Company through its wholly owned subsidiary Abaxx Technologies Corp. acquired an equity voting stake of 2.68% in AirCarbon Pte. Ltd (“AirCarbon”) for total consideration of USD $500,000 ($635,600). AirCarbon is an early-stage business with revenue streams that are still being developed as the platform was recently launched. AirCarbon has created a digital exchange focused on carbon credit trading and fractionalization of carbon interests. AirCarbon’s technology may supplement the Company in its initial research and development of carbon neutral and carbon offset trading of LNG and other commodities.

During Q4 2021, the Company made a second round of investment in Base Carbon, who is a globally diversified asset development firm in the business of sourcing, financing, developing, and trading carbon credits. Base Carbon’s mandate is to be the preferred carbon project partner for financing, streaming, technology, and access to markets. Base Carbon is an early-stage business with revenue streams that are still being developed as the business was recently launched, and listed on the NEO exchange. Abaxx Technology Crop. was a founding shareholder of Base Carbon and at December 31, 2021, holds approximately 19.7% of shares outstanding that was acquired for $3.1 million.

Abaxx Technologies Inc. Management’s Discussion and Analysis For the year ended December 31, 2021 Dated March 31, 2022

During the year ended December 31, 2021, the Company sold investments in bonds for net proceeds of $3.2 million and this cash inflow was used to fund certain investments highlighted above.

Financing Activities

The net cash received from financing activities for FY2021 was $23.8 million and this represents cash from the Q2 2021 equity raise, and $0.4 million proceeds from stock options exercised.

Commitments and Contractual Obligations

Royalty Payments

During the year ended December 31, 2019, the Company entered into a Royalty Agreement (“Royalty”) with its subsidiary Abaxx Singapore. The Royalty payment contains the following terms:

●	Abaxx Singapore will accrue and pay a royalty equal to 2% of gross revenue to the Company, payable quarterly as of April 1, 2019, continuing in perpetuity until the obligation is relinquished by the Company.

●	The amounts payable become due to the Company after Abaxx Singapore generates positive earnings before income tax and depreciation of USD$25,000,000 in a calendar year.

●	There is no interest accrued on royalty payments accrued and not yet paid.

As of December 31, 2021, Abaxx Singapore has not achieved any revenue and as such no amounts have been accrued in the consolidated financial statements.

In addition, the Royalty permits the Company to purchase an increase in the royalty payments by 1% for USD$10,000,000 by February 1, 2024.

As of December 31, 2021, the Company has not made any payments to Abaxx Singapore to increase the royalty earnings percentage.

The Company has a royalty agreement with Base Carbon that would pay Abaxx a 2.5% royalty on gross revenue for previous financial assistance and the usage of software it developed. The royalty is indefinite in term and Base Carbon has the right to buy back the royalty upon the payment of US$150,000,000 to Abaxx.

Transfer of Intellectual Property and License Agreement

The Company has developed proprietary digital technology and intellectual property for application to exchange trading and clearing for commodities and financial products including liquid natural gas as well as other tradable commodities and applications. (“Exchange Technology”).

Abaxx Technologies Inc. Management’s Discussion and Analysis For the year ended December 31, 2021 Dated March 31, 2022

During the year ended December 31, 2019, the Company entered into a Master Licensing Agreement (“MLA”) with its majority owned affiliate Abaxx Singapore. As a result of this agreement, the Company was assigned exclusive title rights of use as well as the sub license rights to the Exchange Technology by way of a master license agreement.

The Company maintains ownership of the intellectual property licensing in the MLA.

Abaxx Singapore has agreed to pay the Company earnings if in the future it sub licenses the Exchange Technology, in which case as a result of the MLA royalty fees would be as follows:

●	An amount equal to 20% of revenues on the first USD$2,000,000

●	An amount equal to 10% of revenues on the next USD$3,000,000

●	An amount equal to 5% of revenue on any excess revenue

Payments from Abaxx Singapore under these agreements are due monthly to the Company. As of December 31, 2021, no amounts have been accrued by Abaxx Singapore and no amounts have been recorded as receivable by the Company under either a royalty agreement or the MLA.

The Company has not recorded the benefits under either of these agreements as an asset due to the intellectual property being still under development, no revenues have been generated and commercial viability of the Exchange Technology has not yet been determined.

As of the year ended December 31, 2021, this agreement does not have any impact on the consolidated financial statements of the Company.

Contingency

The Company is a party to the claims & litigation arising in the normal course of business. Due to the inherent uncertainties of litigation and/or the early stage of certain proceedings, the final outcomes of all ongoing litigation and claims cannot be predicted with certainty and the amount of any potential losses cannot be estimated reliably. The resolution of any future matters could materially affect the Company’s financial position, results of operations or cash flows.

As part of the December 14, 2020, reverse takeover with New Millennium Iron Corp., the Company took on a legacy legal claim and this is a lawsuit filed by a former NML consultant in the amount of $1,500,000. The Company believes that the consultant was appropriately compensated and is contesting this claim.

In management’s opinion, based on its current knowledge and after consultation with counsel, the ultimate disposition of this action will not have a material adverse effect on the consolidated financial condition or the consolidated cash flows of the Company. However, because of the factors listed above, as well as other uncertainties inherent in litigation, there is a possibility that the ultimate resolution of the legal action may be material to the Company’s consolidated results of operations for any reporting period.

Abaxx Technologies Inc. Management’s Discussion and Analysis For the year ended December 31, 2021 Dated March 31, 2022

Off-Balance Sheet Arrangements

There are currently no off-balance sheet arrangements which could have an effect on current or future results or operations, or the financial condition of Abaxx.

Subsequent Events

Return of Capital

On February 17, 2022, the Company announced a distribution of 5,091,864 common shares (the “Base Carbon Shares”) of Base Carbon Corp. (“Base Carbon”) from its holdings to shareholders of Abaxx as a return of capital (the “Return of Capital”). The Return of Capital was completed in connection with a capital reorganization and the then anticipated completion of Base Carbon’s reverse takeover transaction and listing on the Neo Exchange Inc. The Return of Capital was approved by shareholders of Abaxx at its annual general and special meeting held on August 25, 2021 (the “Meeting”).

The distribution of the Base Carbon Shares was paid on March 3, 2022, to Abaxx shareholders of record at the close of business on March 1, 2022 (the “Record Date”). The Base Carbon Shares were distributed on a pro rata basis. No fractional shares or cash in lieu thereof (or any other form of payment) were payable in connection with the Return of Capital. Any fractional interests in Base Carbon Shares were rounded down to the nearest whole number of shares. Based upon the number of common shares of Abaxx outstanding, and ignoring the effect of rounding for fractional interests, one (1) Base Carbon Share paid for every fourteen (14) Abaxx common shares held on the Record Date (approximately 0.0714 Base Carbon Shares per Abaxx common share).

Abaxx shareholders were not required to pay for any Base Carbon Shares that were received under this distribution, nor were they required to surrender or exchange any Abaxx common shares in order to receive the Base Carbon Shares, or to have taken any other action in connection with the distribution. After the completion of the Return of Capital, Abaxx holds 19,339,593 common shares of Base Carbon.

Exercise of stock options

On February 28, 2022, senior management and directors exercised, 101,125 stock options, at an exercise price of $0.49, 290,425 stock options, at an exercise price of $1.00, and 101,125 stock options, at an exercise price of $1.24.

Critical Accounting Estimates

The preparation of the consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. The consolidated financial statements include estimates that, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements and may require accounting adjustments based on future occurrences.

Abaxx Technologies Inc. Management’s Discussion and Analysis For the year ended December 31, 2021 Dated March 31, 2022

Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. The estimates are based on historical experience, current and future economic conditions, and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Significant assumptions about the future that management has made that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Share based payments

Management is required to make certain estimates when determining the fair value of stock options awards, and the number of awards that are expected to vest. These estimates affect the amount recognized as share based compensation in the statement of loss and comprehensive loss, based on estimates of forfeiture and expected lives of the underlying stock options.

Warrants

Management is required to make certain estimates on all inputs in the Black Scholes option pricing model, when determining the fair value of warrants included in unit financings.

Fair value of financial instruments

The individual fair values attributed to the different components of a financing transaction, and/or derivative financial instruments, are determined using valuation techniques. The Company uses judgment to select the methods used to make certain assumptions and in performing the fair value calculations in order to determine (a) the values attributed to each component of a transaction at the time of their issuance; (b) the fair value measurements for certain instruments that require subsequent measurement at fair value on a recurring basis; and (c) for disclosing the fair value of financial instruments subsequently carried at amortized cost. These valuation estimates could be significantly different because of the use of judgment and the inherent uncertainty in estimating the fair value of these instruments that are not quoted in an active market.

Going concern assumption

Going concern presentation of the financial statements which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due.

Consolidation

Judgment is applied in assessing whether the Company exercises control and/or has significant influence over the entities in which the Company directly or indirectly owns an interest. The Company has control when it has the power over the subsidiary, has exposure to rights or variable returns and has the ability to use its power to affect the returns. Significant influence is defined as the power to participate in the financial and operational decisions of the subsidiaries. Where the Company is determined to have control, these entities are consolidated. Additionally, judgment is applied in determining the effective date on which control or significant influence was obtained.

Investment in associate

The values relating to investment in associate involve significant estimates and assumptions, including future cash flows and discount rates. It is tested for impairment annually or more frequently if the circumstances or assumptions change significantly.

Abaxx Technologies Inc. Management’s Discussion and Analysis For the year ended December 31, 2021 Dated March 31, 2022

COVID-19 Outbreak

The outbreak of the novel strain of coronavirus, specifically identified as “COVID 19”, has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self imposed quarantine periods and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions.

The duration and impact of the COVID 19 outbreak is unknown at this time, as is the efficacy of the government and central bank evolve and vaccination programs are underway. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company and its operating subsidiaries in future periods. There are travel restrictions and health and safety concerns in areas that the Company operates including the United States of America, Barbados, Singapore, and Canada. Employees and contractors continue to work remotely and leverage virtual technology to conduct operations. The Company is closely monitoring the business environment and continues to implement measures to keep disruptions minimal to its business operations.

Capital risk management

The Company manages its capital with the following objectives:

●	to ensure sufficient financial flexibility to achieve the ongoing business objectives including funding of future growth opportunities, and pursuit of accretive acquisitions; and

●	to maximize shareholders, return through enhancing the share value.

The Company monitors its capital structure and adjusts according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general.

The Company may manage its capital structure by issuing new shares, repurchasing outstanding shares, adjusting capital spending, or disposing of assets. The capital structure is reviewed by Management and the Board of Directors on an ongoing basis.

The Company considers its capital to be equity, comprising share capital, contributed surplus, reserves, non controlling interest, cumulative other comprehensive loss, and deficit, which totaled

$27,940,805 as of December 31, 2021 (December 31, 2020, $13,796,834).

The Company manages capital through its financial and operational forecasting processes. The Company reviews its working capital and forecasts its future cash flows based on operating expenditures, and other investing and financing activities. There were no changes in the Company’s approach to capital risk management during the year ended December 31, 2021, and the Company is not subject to any externally imposed capital requirements.

Abaxx Technologies Inc. Management’s Discussion and Analysis For the year ended December 31, 2021 Dated March 31, 2022

Related Party Transactions

The Company considers key management to be officers and directors. During the year ended December 31, 2021, $227,169 (December 31, 2020, $164,201) of fees were paid to key management and companies controlled by or related to key management.

Key management and directors received $593,083 and $334,587 in share-based compensation during the year ended December 31, 2021 (December 31, 2020, $15,875 and $144,375).

Included in accounts payable and accrued liabilities is $5,000 (December 31, 2020, $122,362) owed to directors, key management and companies controlled by or related to key management.

On May 27, 2021, 202,250 stock options were exercised into common shares of the Company, for gross proceeds of $118,750. In connection with the exercise, the Company agreed to temporarily fund the option exercise for a consultant of the Company, bearing no interest and payable on demand. As at December 31, 2021, the full amount of these proceeds remains outstanding and held in subscription receivables. These proceeds were subsequently received in February 2022.

During the year ended December 31, 2021, the Company sold shares in AirCarbon to Base Carbon, an associate entity and see note 6 for details of the transaction.

Outstanding Share Capital Data

As of the date of this MD&A, the Company had 73,116,176 common shares issued and outstanding, 4,696,864 options outstanding, each option exercisable for the purchase of one common share, 89,420 RSU’s, each exercisable for one common share and 3,253,293, warrants outstanding, each exercisable for the purchase of one common share.

Risks and Uncertainties

Due to the nature of Company’s business and its present stage of development, prospective investors in the Company’s securities should carefully consider the specific and general risks involved in an investment in the securities of the Company. Risk factors that could materially affect the Company’s business, results of operations, prospects and financial condition include:

Nature of Business; Limited Operating History and Financial Resources; Dividends

Reporting Issuer Risk; Limited Assets; Limited Market for Securities; Risks related to insurance of Abaxx’s operations; Additional Financing Requirements; Exposure and Sensitivity to Macro- Economic Conditions; Risks related to regulation by governmental authorities; insurrection and war; anthropogenic and carbon market related risk, Operations in Foreign Jurisdictions; COVID- 19 Global Pandemic; Protection of Abaxx Tech Software and IP Portfolio; Global Financing Conditions; Acquisition Risk; Risks related to volatility of share price, absence of dividends and fluctuation of operating results; Competition; Growth Risk; Risks related to conflicts of interest; Political Regulatory Risks; Currency Risk; Contractual Risk; Profitability Risks related to value of securities; Tax Amendment Risk; Litigation Risks; Going Concern Risk Economic environment and global economic risk; Market for Securities; Third Party Risk Clearinghouse Risk; Inadequacy of Risk Management Procedures; Malicious Actor Risk; Third-party Software License Risk; Competitive Risks for Abaxx Tech; Competitive Risks for AEX System Failure Risk; Security Threats; Limited Management Experience; Reliance on Management and Key Personnel; Software Development Risk; Undetected Error Risk; Risk of Technological Change; Dependence of Technical Infrastructure; Use and Storage of Personal Information and Compliance with Privacy Laws; Slow Acceptance of Products;

Abaxx Technologies Inc. Management’s Discussion and Analysis For the year ended December 31, 2021 Dated March 31, 2022

Additional risks and uncertainties not presently known to the Company or that the Company does not currently anticipate will be material, may impair the Company’s business operations and operating results, and as a result could materially impact its business, prospects and financial condition. Please refer to those risks discussed in the materials that management from time to time file with, or furnish to, the Canadian securities regulatory authorities, including the section entitled “Risks and Uncertainties” in the Company’s most recently filed annual information form, available on SEDAR at www.sedar.com.

Disclosure Controls and Procedures

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that information is accumulated and communicated to the Company’s management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. As of December 31, 2021, the Company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of its disclosure controls and procedures, as defined under the Canadian securities regulatory authorities, and have concluded that the Company’s disclosure controls and procedures are effective.

Internal control over financial reporting (ICFR)

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. These controls include policies and procedures that:

●	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

●	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures are being made only in accordance with authorizations of management and directors of the Company; and

●	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

All control systems contain inherent limitations, no matter how well designed. As a result, the Company’s management acknowledges that its internal control over financial reporting will not prevent or detect all misstatements due to error or fraud. In addition, management’s evaluation of controls can provide only reasonable, not absolute, assurance that all control issues that may result in material misstatements, if any, have been detected. Our management under the supervision of our CEO and CFO has evaluated the design of our ICFR based on the Internal Control – Integrated Framework issued in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission. As at December 31, 2021, management assessed the design of our ICFR and concluded that our ICFR is appropriately designed and there are no material weaknesses that have been identified.

Changes in internal control over financial reporting

There have been no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting during the period ended December 31, 2021.

Additional Information

Additional information relating to the Company, including the Company’s annual information form, can be found on SEDAR at www.sedar.com.